Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

						For the
						Six
						Months
						Ended
	For the years ended December 31,					June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands, except ratios)
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$32,532	$16,938	$(204,948)	$(123,225)	$43,980	$81,498
Interest expense, net (2)	8,935	13,784	13,650	15,588	11,019	9,172
Preferred dividend reported as interest expense	606	606	608	606	269	—
Senior Note Discount	148	232	238	238	—	—

Earnings available	$42,221	$31,560	$(190,452)	$(106,793)	$55,268	$90,670

Fixed charges:

Expensed interest (3)	$8,935	$13,784	$13,650	$15,588	$11,019	$9,172
Capitalized interest	2,836	3,466	4,761	4,713	9,770	8,355
Preferred dividend and accretion	—	—	—	—	—	—
Preferred dividend reported as interest expense	606	606	608	606	269	—
Senior Note Discount	148	232	238	238	—	—

Fixed charges	$12,525	$18,088	$19,257	$21,145	$21,058	$17,527

Ratio of earnings to fixed charges	3.4x	1.8X	NM	NM	2.6X	5.2X

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.